Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

March 16, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER ACHIEVES RECORD MINING PROFITS, REVENUES AND
PRODUCTION FOR Q4 AND 2008

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) today reported revenues and earnings results for its fourth quarter and year ended December 31, 2008.

YEAR END HIGHLIGHTS

  35% increase in total annual production to 1,809,720 silver equivalent ounces (Ag eq oz) from 1,336,629 Ag eq oz for the same period in 2007.

  45% increase in mineral sales revenues to $22.4 million for the twelve months ended December 31, 2008 from $15.5 million for 2007.

  214% increase in net earnings from mining operations (excluding amortization and depletion) to $4.3 million for the twelve months ended December 31, 2008 from $1.4 million for the same period in 2007.

QUARTERLY HIGHLIGHTS

  43% increase in quarterly production resulting in a record 497,323 Ag eq oz in the fourth quarter 2008 compared to 346,729 Ag eq oz in the fourth quarter 2007.

  17% increase in mineral sales revenue to $5.5 million for the three months ended December 31, 2008 from $4.7 million for the three months ended December 31, 2007.

  Net earnings from mining operations increased to $1.5 million in the fourth quarter 2008 from $0.1 million for the fourth quarter 2007.

  47% decrease in cash cost per silver ounce, net of by-products, for the fourth quarter 2008 to US$7.58 from US$14.39 in the third quarter 2008 and an 8% decrease to US$10.25 for the full year 2008 from US$11.14 for the full year 2007.

EXPLORATION HIGHLIGHTS

  Deep drilling at Cata Mine continued to delineate excellent grades of silver and gold and to extend the strike length of the recently discovered base metal rich zone at a depth of 600 metres.

  The new NI 43-101 mineral resource estimate for the Topia Mine comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t silver (Ag), 0.95g/t gold (Au), 5.38% lead (Pb) and 4.85% zinc (Zn) as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category.

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

  At Topia, underground development along the Cantarranas, Gregorio and Rosario veins averaged high grades of silver, lead and zinc over 55 to 95 metre strike lengths.

  Molybdenum-rich skarn discovery at Mapimi Project in Durango expanded to more than 250 metres across and 200 metres thick.

“It is very gratifying to be able to deliver such a positive report for 2008”, stated Robert Archer, Great Panther’s President and CEO, “particularly in the light of the downturn in global economies and the sharp fall in metal prices in the fourth quarter. It is a testament to the quality of our people and I am very proud of our entire team”.

“We are extremely pleased to report that our mineral sales revenue for the year grew to more than $22 million, we achieved record production & mining profits, and managed to achieve record low production costs per ounce,” added Kaare Foy, Great Panther’s Executive Chairman.

The Company’s 2008 financial statements and management discussion & analysis will be available on the Company’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

For further information please visit the Company’s website, contact B&D Capital at 604 685-6465, fax 604 899-4303, e-mail info@greatpanther.com or contact Robert Archer or Kaare Foy at 604 608-1766.

ON BEHALF OF THE BOARD
Signed: “Robert A. Archer”	Signed: “Kaare G. Foy”

Robert A. Archer,	Kaare G. Foy
President & CEO	Executive Chairman

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.